Exhibit 99.1

ADAPTIMMUNE THERAPEUTICS PLC
(the “Company”)

(Incorporated and registered in England and Wales
under the Companies Act 2006 with registered number 09338148)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and/or the action you should take, you are recommended to consult immediately with your stockbroker, bank manager, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have sold or transferred your ordinary shares or interests in the Company, please pass this document together with the accompanying form of proxy to the person who arranged the sale or transfer for delivery to the purchaser or transferee.

CHAIRMAN’S LETTER

Adaptimmune Therapeutics plc Registered in England and Wales
No. 09338148
Registered Office:
101 Park Drive, Milton Park,
Abingdon,
Oxfordshire OX14 4RY
United Kingdom

12 November 2015

Dear Shareholder,

2015 Annual General Meeting of Adaptimmune Therapeutics plc (the “AGM”)

I am pleased to report that Adaptimmune Therapeutics plc’s annual report to shareholders for the year ended 30 June 2015 (the “Annual Report”) has now been published. A copy is enclosed. An electronic copy is available within the Investors section of the Adaptimmune Therapeutics plc website (http://www.adaptimmune.com/).

Also enclosed is the notice of the AGM for the year ended 30 June 2015 (the “Notice”).

The AGM will take place at 11 a.m. London time (6 a.m. Eastern Standard Time) on Thursday 17 December 2015 at 101 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY. The Notice is set out at pages 6 to 9 of this letter and it contains the resolutions to be proposed at the AGM (the “Resolutions”).

Action to be taken

If you are planning to attend the AGM in person (or by way of corporate representative) it would be helpful if you could inform Margaret Henry, Company Secretary, on email: margaret.henry@adaptimmune.com, tel: +44 (0)1235 430036 or mobile: +44 (0)7710 304249.

If you are unable to attend the AGM, you can still vote on the Resolutions by appointing a proxy. A form of proxy for use at the AGM is enclosed. You are advised to complete and return the form of proxy in accordance with the instructions printed on it and so as to arrive at the Company’s registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, England as soon as possible but in any event by no later than 11 a.m. London time (6 a.m. Eastern Standard Time) on Tuesday 15 December 2015.

You may also submit your proxy vote online at www.investorcentre.co.uk/eproxy (see instructions on proxy form) to arrive by no later than 11 a.m. London time (6 a.m. Eastern Standard Time) on Tuesday 15 December 2015. The return of a form of proxy or the electronic appointment of a proxy does not preclude you from attending and voting at the AGM if you so wish.

IMPORTANT – Please read

This letter, the Notice and associated documents for the AGM are being sent to you because, as of 11 November 2015 (being the latest practicable date before publication of this document), you are registered as a holder of ordinary shares in the register of members of the Company.

In order to attend and vote at the AGM as an ordinary shareholder, you must continue to be registered as a holder of ordinary shares in the register of members at 5 p.m. London time (12 noon Eastern Standard Time) on Tuesday 15 December 2015.

Holders of American Depositary Shares

Should you elect to convert your holding of ordinary shares in the capital of the Company into an interest in the capital of the Company represented by American Depositary Shares (“ADSs”) before the AGM, you will cease to be a holder of ordinary shares in your own name and will not be entitled to attend and vote at the AGM as an ordinary shareholder. Once you are no longer a holder of ordinary shares in your name, you will not be able to use the enclosed proxy form.

However, you may instead be entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs if you or your bank or broker or nominee is registered as a holder of ADSs in the ADS register by 5 p.m. Eastern Standard Time on Friday 13 November 2015 (the record date for ADS holders).

If you hold ADSs through a bank, broker or nominee, please reach out to your broker who should confirm the date of registration of your ADSs. If applicable, AGM documentation will be sent to your broker.

Registered holders of ADSs (in certificated form or via the Direct Registration System) should contact Citibank who will confirm the date of registration of your ADSs. If applicable, Citibank will provide you with the relevant AGM documentation.

Citibank can be contacted on tel: 1-877-248-4237 (toll free within the United States) or +1-781-575- 4555 (for international callers) or by email: citibank@shareholders-online.com or at Citibank Shareholder Services, P.O. Box 43077, Providence, RI 02940-3077.

Please note that any proxy forms submitted by ADS holders must be received by Citibank no later than 10 a.m. Eastern Standard Time on Thursday 10 December 2015.

If at any point you require guidance, please contact Margaret Henry, Company Secretary, on email: margaret.henry@adaptimmune.com, tel: +44(0)1235 430036 or mobile: +44 (0)7710 304249.

Recommendation

You will find on pages 4 and 5 of this document an explanatory note in relation to each of the Resolutions. Your Directors consider that each of the Resolutions are in the best interests of the Company and its shareholders as a whole and are likely to promote the success of the Company. Accordingly, your Directors unanimously recommend that you vote in favour of the Resolutions as each of the Directors with personal holdings of shares in the Company intends to do in respect of their own beneficial holdings of shares.

Yours sincerely,

/s/ Jonathan Knowles

Dr. Jonathan Knowles
Chairman, Adaptimmune Therapeutics plc

EXPLANATORY NOTES TO THE BUSINESS OF THE AGM

ORDINARY BUSINESS

Resolution 1: Report and accounts

The Companies Act 2006 (the “2006 Act”) requires the directors of a public company to lay before the company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the company in respect of each financial year. In accordance with best practice, the Company proposes an ordinary resolution to receive, consider and adopt the Annual Report for the year ended 30 June 2015 (the “Annual Report”).

Resolution 2: Remuneration report

The 2006 Act requires that the annual report on directors’ remuneration be subject to an annual advisory vote so that shareholders vote, by ordinary resolution, to approve directors’ remuneration in the relevant financial year and how the remuneration policy will be implemented in the following financial year.

The full text of the Company’s remuneration report is contained on pages 23 to 37 of the Annual Report and sets out the Company’s policy towards, and gives details of, Directors’ remuneration and other relevant information.

Resolution 3: Directors’ Remuneration Policy

As outlined in the Annual Report, our strategic objective is to build a global oncology business with an extensive portfolio of engineered TCR therapeutic candidates that have the potential to impact significantly the clinical outcomes of patients with cancer.

Our primary goal following the incorporation of the Company in December 2014 was to achieve a successful IPO, admitting our shares to trading on Nasdaq. This achievement, accomplished in May 2015, has provided us with financial resources to grow our existing business and invest in the development of our pipeline. Since May, we have continued to scale up the organization in the UK and USA to execute on our clinical development and research priorities. The Company has grown from 39 full-time equivalent employees as of 1 July 2014 to 116 FTE staff as of 30 June 2015 and 195 FTE staff as of 31 October 2015 in order to support the expansion of our research programmes and clinical trials. We have also recently announced the construction of new buildings in the UK and USA that will house our expanding research teams and clinical and manufacturing operations. For more details, please refer to the Annual Report and our press releases available in the Investors section of our website: http://www.adaptimmune.com/

The remuneration policy that we propose to apply to executive remuneration from the 2015 AGM has been designed to support our strategic objectives and to ensure that our Chief Executive Officer and senior executive officers receive appropriate incentives and reward given their performance, responsibility and experience, and to recognise the greater demands placed on them going forward. The proposed policy establishes a framework within which future remuneration will be determined whilst allowing the Remuneration Committee sufficient flexibility to adapt remuneration packages in line with the Company’s development over the next three years. This should enable the Company to attract and retain executive Directors and officers with the skills, talent and motivation to deliver on our strategy and create value for our shareholders.

The Remuneration Committee has appointed Radford, an Aon Hewitt company, to provide independent advice and consultation with respect to remuneration arrangements for the Chief Executive Officer (being our sole Executive Director), senior management and the Non-Executive Directors. Radford is a global remuneration consultant with a well-established reputation for the design and implementation of remuneration programmes, including equity-based award programmes.

Resolution 3 seeks approval of the proposed Directors’ remuneration policy, by way of ordinary resolution. The terms of the proposed Directors’ remuneration policy, and an explanation of how it will operate, are contained on pages 29 to 37 of the Annual Report.

Resolutions 4 and 5: Reappointment of auditor

At each meeting at which the accounts are laid before shareholders, the Company is required to appoint an auditor to serve until the next such meeting. KPMG LLP have indicated their willingness to continue as the Company’s auditor. Accordingly, Resolution 4 is an ordinary resolution to reappoint KPMG LLP as the Company’s auditor to serve until the next AGM of the Company. Resolution 5 is an ordinary resolution giving the Directors authority to determine the auditor’s remuneration.

In addition to the routine business of the AGM, there are two items of special business to be transacted, as summarised and explained below:

SPECIAL BUSINESS

Resolution 6: Directors’ authority to allot shares

Under Section 551 of the 2006 Act, the Directors cannot allot shares in the Company (other than pursuant to an employee share scheme) unless they are authorised to do so by the Company in general meeting. The Directors currently have existing authorities to allot shares in the Company and to grant rights to subscribe for or convert securities into shares in the Company. These authorities were granted to the Directors on 23 March 2015 and 27 April 2015 and, in aggregate, were in respect of approximately 70% of the issued ordinary share capital of the Company, and remain unexercised in respect of (in aggregate) approximately 46% of the Company’s issued ordinary share capital. The existing authorities were granted prior to and in anticipation of the Company’s IPO, as well as in relation to its share option schemes. Resolution 6 is an ordinary resolution to seek a single new authority, which will replace both of the existing authorities.

Resolution 6 proposes that the Directors be granted authority to allot new shares or to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate nominal amount of £150,000.00. This amount represents approximately 35% of the issued ordinary share capital of the Company as at 11 November 2015 (being the latest practicable date before publication of this document). If approved by shareholders, this authority will run for five years and will expire on 17 December 2020.

The Directors have no present intention of exercising this authority, except in relation to the Company’s share incentive schemes, but believe it is in the interests of shareholders for the Directors to have this flexibility to allot shares otherwise than just in relation to the Company’s share incentive schemes should circumstances and their intentions change.

Resolution 7: Disapplication of statutory pre-emption rights

This Resolution seeks a disapplication of pre-emption rights for cash issues of up to a certain proportion of the Company’s issued ordinary share capital. The Directors currently have a power to allot shares as if the rights of pre-emption applicable under the 2006 Act did not apply for cash issues of up to approximately 46% of the Company’s issued ordinary share capital as at 11 November 2015. This power was granted to the Directors pursuant to shareholder resolutions passed on 23 March 2015 and 27 April 2015.

The Directors have decided to seek to renew the disapplication of pre-emption rights for cash issues to replace the existing power granted prior to the IPO. This Resolution will, if passed, give the Directors power, pursuant to the authority to allot granted by Resolution 6, to allot equity securities for cash without first offering them to existing shareholders in proportion to their existing holdings (a) in relation to pre-emptive offers and offers to holders of other equity securities if required by the rights of those securities or, subject to those rights, as the Directors otherwise consider necessary and (b) in any other case, up to an aggregate maximum nominal amount of £150,000.00 which represents approximately 35% of the Company’s issued ordinary share capital as at 11 November 2015.

This Resolution will be required to be passed as a special resolution and, if passed, this power will expire at the end of the AGM of the Company to be held in 2017. The Directors have no present intention of exercising this power, except in relation to the Company’s share incentive schemes, but believe it is in the interests of shareholders for the Directors to have this flexibility to allot shares for cash otherwise than just in relation to the Company’s share incentive schemes should circumstances and their intentions change.

ADAPTIMMUNE THERAPEUTICS PLC
(the “Company”)

(Incorporated and registered in England and Wales
under the Companies Act 2006 with registered number 09338148)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at 101 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY on Thursday 17 December 2015 at 11 a.m. London time (6 a.m. Eastern Standard Time) for transaction of the following business:

As ordinary business

To consider and, if thought fit, pass Resolutions 1 to 5 inclusive which will be proposed as ordinary resolutions:

1.                                      To receive, consider and adopt the Directors’ and Auditor’s Reports and the Statement of Accounts for the year ended 30 June 2015 (the “Annual Report”) and to note that the Directors do not recommend the payment of any dividend for the year ended 30 June 2015.

2.                                      To approve the Directors’ Remuneration Report on pages 23 to 37 of the Annual Report, excluding the Directors’ Remuneration Policy on pages 29 to 37 which is the subject of Resolution 3.

3.                                      To approve the Directors’ Remuneration Policy on pages 29 to 37 of the Annual Report which takes effect immediately after the end of the Annual General Meeting of the Company on 17 December 2015.

4.                                      To re-appoint KPMG LLP as Auditor of the Company.

5.                                      To authorise the Directors to determine the Auditor’s remuneration.

As special business

To consider and, if thought fit, pass Resolution 6 as an ordinary resolution and Resolution 7 as a special resolution:

6.                                      That, the Directors are generally and unconditionally authorised for the purpose of Section 551 of the Companies Act 2006 (the “2006 Act”) to exercise all powers of the Company to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company (“Rights”) up to a maximum aggregate nominal amount of £150,000.00 in substitution for all existing unused authorities (but without prejudice to any allotment, offer or agreement already made pursuant thereto) during the period expiring five years from the date of this Resolution, unless previously revoked or varied from time to time by the Company in general meeting, provided that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require shares to be allotted or Rights to be granted after such expiry, revocation or variation and the Directors may allot shares or grant Rights as if this authority had not expired.

7.                                      That in substitution for all existing powers the Directors are hereby empowered pursuant to Section 570(1) of the 2006 Act to allot equity securities for cash, pursuant to the general authority conferred on them by Resolution 6, as if Section 561(1) of the 2006 Act did not apply to that allotment. This power shall be limited to:

(a)                                 the allotment of equity securities in connection with an offer of equity securities to:

(i)                                     ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)                                  holders of other equity securities as required by the rights attaching to those securities or, subject to those rights, as the Directors otherwise consider necessary but so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b)                                 the allotment (otherwise than in the circumstances set out in paragraph (a)) of equity securities up to an aggregate maximum nominal amount of £150,000.00.

The power granted by this Resolution 7 shall expire (unless previously renewed, varied or revoked) on the conclusion of the annual general meeting of the Company to be held in 2017 save that the Company may before such expiry, revocation or variation make an offer or enter into an agreement which would or might require equity securities to be allotted after such expiry, revocation or variation and the Directors may allot equity securities pursuant to any such offer or agreement as if this power had not expired, or been revoked or varied.

For the purposes of Resolution 7, the expression “equity securities” and references to “allotment of equity securities” respectively have the meanings given to them in Section 560 of the 2006 Act.

BY ORDER OF THE BOARD	Registered Office

101 Park Drive, Milton Park,
/s/ M. Henry	Abingdon,
Oxfordshire OX14 4RY
United Kingdom
Margaret Henry
Company Secretary	Registered in England and Wales
12 November 2015	No 09338148

Notes

(a)                                 Only those members registered in the register of members of the Company at 5p.m. London time (12.00 noon Eastern Standard Time) on 15 December 2015 will be entitled to attend and vote at the AGM in respect of the number of shares registered in their name at the time. Changes to entries on the relevant register after that deadline will be disregarded in determining the rights of any person to attend and vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the deadline, the same deadline will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, then to be so entitled, members must be entered on the Register at the time which is 48 hours before the time fixed for the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the notice.

(b)                                 Any member may appoint a proxy to attend, speak and vote on his/her behalf. A member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares of the member. A proxy need not be a member, but must attend the meeting in person. Proxy forms should be lodged with the Company’s Registrar (Computershare) not later than 11a.m. London time (6a.m. Eastern Standard Time) on 15 December 2015. Completion and return of the appropriate proxy form does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

(c)                                  Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

(d)                                 In the case of joint holders, the vote of the senior who tenders the vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register or members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

(e)                                  CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournments of it by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service providers, should refer to their sponsors or voting service providers, who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for those instructions as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to the previously appointed proxy, must, to be valid, be transmitted so as to be received by the Company’s agent 3RA50 by the latest time for receipt of proxy appointments specified in the Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed voting service providers, to procure that its CREST sponsors or voting service providers take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(f)                                   As at 11 November 2015 (being the last working day before publication of this Notice), the Company’s issued ordinary share capital consisted of 424,711,900 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at that date are 424,711,900.

(g)                                  Under s527 Companies Act 2006, members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with s437 Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with ss527 or 528 Companies Act 2006. Where the Company is required to place a statement on a website under s527 Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under s527 Companies Act 2006, to publish on a website.

(h)                                 Except as set out in the notes to this Notice, any communication with the Company in relation to the AGM, including in relation to proxies, should be sent to the Company’s Registrar, Computer share Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, England. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this notice or in any related documents (including the annual report and accounts for the period ended 30 June 2015 or the Form of Proxy) to communicate with the Company for any purpose other than those expressly stated.